Exhibit 4.9
DESCRIPTION OF SECURITIES

The following is a brief description of the securities of New Mountain Finance Corporation (the “Company,” “we,” “our” or “us”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of our securities does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware General Corporation Law (the “DGCL”), and the full text of our charter, bylaws and the relevant indenture and supplemental indenture governing the debt securities described herein. As of December 31, 2019 and the date hereof, our common stock and the debt securities described herein are the only securities that we have registered under Section 12 of the Exchange Act.

A.	Common Stock

As of December 31, 2019, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, of which 96,827,342 shares are outstanding as of December 31, 2019. Our common stock is listed on the New York Stock Exchange under the ticker symbol "NMFC". No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally will not be personally liable for our debts or obligations.

Under the terms of our amended and restated certificate of incorporation, all shares of our common stock will have equal rights as to earnings, assets, dividends and voting and, when they are issued, are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized and declared by our board of directors out of funds legally available therefore. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There are no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our directors (other than directors to be elected solely by the holders of preferred stock), and holders of less than a majority of such shares are unable to elect any director.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Measures

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as summarized below, and applicable provisions of the DGCL and certain other agreements to which we are a party may make it more difficult for or prevent an unsolicited third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Classified Board; Vacancies; Removal

The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our board of directors is divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the board of directors.

Our amended and restated certificate of incorporation provides that, subject to the applicable requirements of the Investment Company Act of 1940 (the “1940 Act”) and the rights of any holders of preferred stock, any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote a majority of the directors then in office.

A director may be removed at any time at a meeting called for that purpose, but only for cause and only by the affirmative vote of the holders of at least 75.0% of the shares then entitled to vote for the election of the respective director.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our amended and restated bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the board of directors or (2) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the amended and restated bylaws. Nominations of persons for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the board of directors has determined that directors are elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the amended and restated bylaws. The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform its stockholders and make recommendations about such qualifications or business, as well as to approve a more orderly procedure for conducting meetings of stockholders. Although our amended and restated bylaws do not give its board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Amendments to Certificate of Incorporation and Bylaws.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions, among others, may be amended by our stockholders only by a vote of at least two-thirds of the shares of our capital stock entitled to vote:

•	the classification of our board of directors;

•	the removal of directors;

•	the limitation on stockholder action by written consent;

•	the limitation of directors' personal liability to us or our stockholders for breach of fiduciary duty as a director;

•
the ability to call a Special Meeting of Stockholders being vested in our board of directors, the chairperson of our board, our chief executive officer and in the holders of at least fifty (50) percent of the voting power of all shares of our capital stock generally entitled to vote on the election of directors then outstanding subject to certain procedures; and

•	the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote.

The amended and restated bylaws generally can be amended by approval of (i) a majority of the total number of authorized directors or (ii) the affirmative vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote.

Calling of Special Meetings by Stockholders

Our certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by our board of directors, the chairperson of our board, our chief executive officer or upon the request of the holders of at least 50.0% of the voting power of all shares of our capital stock, generally entitled to vote on the election of directors then outstanding, subject to certain limitations.

Section 203 of the DGCL

We will not be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15.0% or more of a corporation's voting stock. In our certificate of incorporation, we have elected not to be bound by Section 203.

B.	Debt Securities - 5.75% Notes Due 2023

On September 25, 2018, we closed a registered public offering of $50.0 million in aggregate principal amount of our 5.75% unsecured notes due October 1, 2023 (the “5.75% Unsecured Notes “) under an indenture, dated August 20, 2018, as supplemented by a second supplemental indenture thereto, dated September 25, 2018 between us and U.S. Bank National Association, as trustee (together, the “2018B Indenture”). On October 17, 2018, in connection with the registered public offering, we issued an additional $1.8 million aggregate principal amount of the 5.75% Unsecured Notes pursuant to the exercise of an overallotment option by the underwriters of the 5.75% Unsecured Notes.

The 5.75% Unsecured Notes bear interest at an annual rate of 5.75%, payable quarterly on January 1, April 1, July 1 and October 1 of each year, which commenced on January 1, 2019. The 5.75% Unsecured Notes will mature on October 1, 2023 unless earlier redeemed. The 5.75% Unsecured Notes are listed on the New York Stock Exchange and trade under the trading symbol "NMFX."

The 5.75% Unsecured Notes are issued in denominations of $25 and integral multiples of $25 in excess thereof. The 5.75% Unsecured Notes will not be subject to any sinking fund and holders of the 5.75% Unsecured Notes will not have the option to have the 5.75% Unsecured Notes repaid prior to the stated maturity date.

Except as set forth under "- Covenants" in this description, neither we nor any of our subsidiaries are subject to any financial covenants under the 2018B Indenture. In addition, neither we nor any of our subsidiaries are restricted under the 2018B Indenture from paying dividends, incurring debt, or issuing or repurchasing our securities but the 2018B Indenture contains a covenant regarding our asset coverage and a covenant regarding our debt-to-equity ratio that would have to be satisfied at the time of our incurrence of additional indebtedness. See "- Covenants" in this description. In addition, we must maintain a Secured Debt Ratio (as defined below) of not greater than 0.70 to 1.00 at all times. See "- Covenants - Maximum Secured Debt" in this description.

No sinking fund is provided for the 5.75% Unsecured Notes and holders of the 5.75% Unsecured Notes have no option to have their 5.75% Unsecured Notes repaid prior to the stated maturity date.

We have the ability to issue indenture securities with terms different from the 5.75% Unsecured Notes and, without the consent of the holders of the 5.75% Unsecured Notes, to reopen the 5.75% Unsecured Notes and issue additional 5.75% Unsecured Notes.

Optional Redemption

The 5.75% Unsecured Notes may be redeemed in whole or in part at any time or from time to time at our option on or after October 1, 2020, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the 5.75% Unsecured Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

Holders of the 5.75% Unsecured Notes (the “Noteholders”) may be prevented from exchanging or transferring the 5.75% Unsecured Notes when they are subject to redemption. In case any 5.75% Unsecured Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, the Noteholders will receive, without a charge, a new Note or 5.75% Unsecured Notes of authorized denominations representing the principal amount of the Noteholders remaining unredeemed 5.75% Unsecured Notes. Any exercise of our option to redeem the 5.75% Unsecured Notes is done in compliance with the 1940 Act, to the extent applicable.

If we redeem only some of the 5.75% Unsecured Notes, the trustee or, with respect to global securities, Depository Trust Company, will determine the method for selection of the particular 5.75% Unsecured Notes to be redeemed, in accordance with the 2018B Indenture and the 1940 Act, to the extent applicable, and in accordance with the rules of any national securities exchange or quotation system on which the 5.75% Unsecured Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the 5.75% Unsecured Notes called for redemption.

Conversion and Exchange

The 5.75% Unsecured Notes are not convertible into or exchangeable for other securities.

Indenture Provisions - Ranking

The 5.75% Unsecured Notes are our direct unsecured obligations and will rank:

•
equal in right of payment with all of our existing and future unsecured indebtedness, including $453.3 million and $201.2 million in aggregate principal amount of Unsecured Notes (as defined under Item 7-Borrowings-Unsecured Notes of the Form 10-K to which this exhibit is attached) and 2018 Convertible Notes (as defined under Item 7-Borrowings-2018 Convertible Notes of the Form 10-K to which this exhibit is attached), respectively, outstanding as of December 31, 2019;

•	senior in right of payment to all of our future indebtedness that is expressly subordinated in right of payment to the 5.75% Unsecured Notes;

•
effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including $188.5 million outstanding under the NMFC Credit Facility as of December 31, 2019; and

•
structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries, including $661.6 million outstanding under the Holdings Credit Facility, $225.0 million outstanding under the SBA-guaranteed debentures and $230.0 million outstanding under the DB Credit Facility as of December 31, 2019.

Covenants

In addition to any other covenants described in this description, as well as standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment and related matters, the following covenants will apply to the 5.75% Unsecured Notes:

•
Asset Coverage Ratio. We agree that for the period of time during which the 5.75% Unsecured Notes are outstanding, we will not violate Section 18(a)(1)(A) as modified by such provisions of Section 61(a) of the 1940 Act as may be applicable to us from time to time or any successor provisions, whether or not we continue to be subject to such provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the Securities and Exchange Commission (the “SEC”).

•
Debt to Equity Ratio. Immediately after the issuance of any senior security representing indebtedness (as determined pursuant to the 1940 Act), and after giving pro forma effect thereto and the application of the proceeds thereof, we will not permit the Debt to Equity Ratio (as defined below, to be greater than 1.65 to 1.00.

•	Maximum Secured Debt. We will not permit the Secured Debt Ratio (as defined below at any time to exceed 0.70 to 1.00.

•
If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the 5.75% Unsecured Notes and the trustee, for the period of time during which the 5.75% Unsecured Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

        As used herein:

"Capital Leases" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"Debt to Equity Ratio" means the ratio of (a) the aggregate amount of senior securities representing indebtedness of the Company and its Subsidiaries (including under the Convertible Notes), in each case as determined pursuant to the 1940 Act, and any orders of the SEC issued to or with respect to Company thereunder, including any exemptive relief granted by the SEC with respect to the indebtedness of any SBIC Subsidiary to (b) Shareholders' Equity at the last day of the immediately preceding fiscal quarter of the Company.
"GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America.

"Governmental Authority" means

(a)	the government of

(i)	the United States of America or any state or other political subdivision thereof, or

(ii)	any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(b)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"Guaranty" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)	to purchase such indebtedness or obligation or any property constituting security therefor;

(b)
to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)
to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)	otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"Indebtedness" with respect to any Person means, at any time, without duplication,

(a)	its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(b)
its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c)
(i) all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases and (ii) all liabilities which would appear on its balance sheet in accordance with GAAP in respect of Synthetic Leases assuming such Synthetic Leases were accounted for as Capital Leases;

(d)	all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e)
all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(f)	the aggregate Swap Termination Value of all Swap Contracts of such Person; and

(g)	any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

"Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"Permitted SBIC Guaranty" means a guarantee by the Company of Indebtedness of an SBIC Subsidiary on the SBA's then applicable form, provided that the recourse to the Company thereunder is expressly limited only to periods after the occurrence of an event or condition that is an impermissible change in the control of such SBIC Subsidiary.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

"Preferred Stock" means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar equity interests) of such Person as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such Person.

"SBA" means the United States Small Business Administration.

"SBIC Equity Commitment" means a commitment by the Company to make one or more capital contributions to an SBIC Subsidiary.

"SBIC Subsidiary" means any direct or indirect Subsidiary (including such Subsidiary's general partner or managing entity to the extent that the only material asset of such general partner or managing entity is its equity interest in the SBIC Subsidiary) of the Company licensed as a small business investment company under the Small Business Investment Act of 1958, as amended, (or that has applied for such a license and is actively pursuing the granting thereof by appropriate proceedings promptly instituted and diligently conducted) and which is designated by the Company (as provided below) as an SBIC Subsidiary, so long as (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Subsidiary: (i) is guaranteed by the Company or any Subsidiary (other than a Permitted SBIC Guaranty), (ii) is recourse to or obligates the Company or any Subsidiary in any way (other than in respect of any SBIC Equity Commitment or Permitted SBIC Guaranty), or (iii) subjects any property of the Company or any Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than Equity Interests in any SBIC Subsidiary pledged to secure such Indebtedness, and (b) none of the Company or any Subsidiary has any obligation to maintain or preserve such Subsidiary's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Company shall be effected pursuant to a certificate of a Senior Financial Officer delivered to the Trustee, which certificate shall include a statement to the effect that, to the best of such officer's knowledge, such designation complied with the foregoing conditions.

"Secured Debt" means Indebtedness of the Company and its Subsidiaries that are consolidated with the Company for purposes of GAAP (excluding any Indebtedness of any of the Company's Subsidiaries which are SBIC Subsidiaries) outstanding at any time that is secured in any manner by any Lien on assets of the Company or any such Subsidiaries.

"Secured Debt Ratio" means the ratio of (a) Secured Debt to (b) the aggregate amount of Indebtedness of the Company and its Subsidiaries that are consolidated with the Company for purposes of GAAP (including Indebtedness under the Convertible Notes and excluding any Indebtedness of any of the Company's Subsidiaries which are SBIC Subsidiaries).

"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

"Shareholders Equity" means at any date, the amount determined on a consolidated basis, without duplication, in accordance with GAAP, of shareholders' equity or net assets, as applicable, for the Company and its Subsidiaries at such date.

"Subsidiary" means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Company.

"Swap Contract" means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including, without limitation, any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

"Synthetic Lease" means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, other than any such lease under which such Person is the lessor.

Events of Default

The Noteholders will have rights if an Event of Default occurs in respect of the 5.75% Unsecured Notes and the Event of Default is not cured, as described later in this subsection.

The term "Event of Default" in respect of the 5.75% Unsecured Notes means any of the following:

•	We do not pay the principal of (or premium, if any, on) any Note when due and payable at maturity;

•	We do not pay interest on any Note when due and payable, and such default is not cured within 30 days of its due date;

•
We remain in breach of any other covenant in respect of the 5.75% Unsecured Notes for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding 5.75% Unsecured Notes);

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days; or

On the last business day of each of twenty-four consecutive calendar months, the 5.75% Unsecured Notes have an asset coverage (as such term is defined in the 1940 Act) of less than 100%, giving effect to any exemptive relief granted to us by the SEC.

An Event of Default for the 5.75% Unsecured Notes may, but does not necessarily, constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of the 5.75% Unsecured Notes of any default, except in the payment of principal or interest, if it in good faith considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the 5.75% Unsecured Notes may declare the entire principal amount of all the 5.75% Unsecured Notes to be due and immediately payable, but this does not entitle any holder of 5.75% Unsecured Notes to any redemption payout or redemption premium. If an Event of Default referred to in the second to last bullet point above with respect to us has occurred, the entire principal amount of all of the 5.75% Unsecured Notes will automatically become due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the 5.75% Unsecured Notes if (1) we have deposited with the trustee all amounts due and owing with respect to the 5.75% Unsecured Notes (other than principal or any payment that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the 2018B Indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability reasonably satisfactory to it (called an "indemnity"). If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the 5.75% Unsecured Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy is treated as a waiver of that right, remedy or Event of Default.

Before the Noteholders are allowed to bypass the trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the 5.75% Unsecured Notes, the following must occur:

•	The Noteholders must give the trustee written notice that an Event of Default has occurred and remains uncured;

•
The holders of at least 25% in principal amount of all the 5.75% Unsecured Notes must make a written request that the trustee take action because of the default and must offer the trustee indemnity, security, or both reasonably satisfactory to it against the cost and other liabilities of taking that action;

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

•	The holders of a majority in principal amount of the 5.75% Unsecured Notes must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, the Noteholders are entitled at any time to bring a lawsuit for the payment of money due on their 5.75% Unsecured Notes on or after the due date.

Modification or Waiver

There are three types of changes we can make to the 2018B Indenture and the 5.75% Unsecured Notes issued thereunder:

Changes Requiring the Noteholders’ Approval

First, there are changes that we cannot make to the 5.75% Unsecured Notes without the specific approval of the Noteholders. The following is a list of those types of changes:

•	change the stated maturity of the principal of (or premium, if any, on) or any installment of principal of, or interest on, the 5.75% Unsecured Notes;

•	reduce any amounts due on the 5.75% Unsecured Notes or reduce the rate of interest on the 5.75% Unsecured Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of a Note following a default;

•	change the place or currency of payment on a Note;

•	impair the Noteholders right to sue for payment;

•	reduce the percentage of holders of 5.75% Unsecured Notes whose consent is needed to modify or amend the 2018B Indenture; and

•
reduce the percentage of holders of 5.75% Unsecured Notes whose consent is needed to waive compliance with certain provisions of the 2018B Indenture or to waive certain defaults or reduce the percentage of holders of 5.75% Unsecured Notes required to satisfy quorum or voting requirements at a meeting of holders of the 5.75% Unsecured Notes.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the 5.75% Unsecured Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the 5.75% Unsecured Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the 2018B Indenture and the 5.75% Unsecured Notes would require the following approval:

•	if the change affects only the 5.75% Unsecured Notes, it must be approved by the holders of a majority in principal amount of the 5.75% Unsecured Notes; and

•
if the change affects more than one series of debt securities issued under the same 2018B Indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under "- Changes Requiring the Noteholders’ Approval."

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to the 5.75% Unsecured Notes:

The 5.75% Unsecured Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we or any affiliate of ours own any 5.75% Unsecured Notes. The 5.75% Unsecured Notes will also not be eligible to vote if they have been fully defeased as described under "- Defeasance - Full Defeasance" below.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the 5.75% Unsecured Notes that are entitled to vote or take other action under the 2018B Indenture. However, the record date may not be earlier than 30 days before the date of the first solicitation of holders to vote on or take such action and not later than the date such solicitation is completed. If we set a record date for a vote or other action to be taken by holders of the 5.75% Unsecured Notes, that vote or action may be taken only by persons who are holders of the 5.75% Unsecured Notes on the record date and must be taken within eleven months following the record date.

Defeasance

          The following provisions are applicable to the 5.75% Unsecured Notes. "Defeasance" means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the 5.75% Unsecured Notes when due and satisfying any additional conditions noted below, we are deemed to have been discharged from our obligations under the 5.75% Unsecured Notes. In the event of a "covenant defeasance," upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the indenture relating to the 5.75% Unsecured Notes.

Covenant Defeasance

          Under current U.S. federal income tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the 5.75% Unsecured Notes were issued. This is called "covenant defeasance." In that event, the Noteholders would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay the Noteholders 5.75% Unsecured Notes. In order to achieve covenant defeasance, the following must occur:

•
Since the 5.75% Unsecured Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the 5.75% Unsecured Notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the 5.75% Unsecured Notes on their various due dates;

•
We must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing the Noteholders to be taxed on the 5.75% Unsecured Notes any differently than if we did not make the deposit;

•
We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers' certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments; and

•
No default or Event of Default with respect to the 5.75% Unsecured Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

          If we accomplish covenant defeasance, the Noteholders can still look to us for repayment of the 5.75% Unsecured Notes if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the 5.75% Unsecured Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, the Noteholders may not be able to obtain payment of the shortfall.

Full Defeasance

          If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from all payment and other obligations on the 5.75% Unsecured Notes (called "full defeasance") if we put in place the following other arrangements for the Noteholders to be repaid:

•
Since the 5.75% Unsecured Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the 5.75% Unsecured Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the 5.75% Unsecured Notes on their various due dates;

•
We must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an Internal Revenue Service ("IRS") ruling that allows us to make the above deposit without causing the Noteholders to be taxed on the 5.75% Unsecured Notes any differently than if we did not make the deposit;

•
We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers' certificate stating that all conditions precedent to defeasance have been complied with;

•	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments; and

•
No default or Event of Default with respect to the 5.75% Unsecured Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

          If we ever did accomplish full defeasance, as described above, the Noteholders would have to rely solely on the trust deposit for repayment of the 5.75% Unsecured Notes. The Noteholders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

The Trustee under the 2018B Indenture

U.S Bank National Association serves as the trustee, paying agent and security registrar under the 2018B Indenture. Separately, our securities are held by U.S. Bank National Association pursuant to a custody agreement.